

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170131

DIVISION OF
CORPORATION FINANCE

February 13, 2017

Scott D. Irwin
CoreCivic, Inc.
scott.irwin@corecivic.com

Re: CoreCivic, Inc.
Incoming letter dated January 10, 2017

Dear Mr. Irwin:

This is in response to your letter dated January 10, 2017 concerning the shareholder proposal submitted to CoreCivic by Alex Friedmann. We also have received a letter on the proponent's behalf dated February 9, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Jeffrey S. Lowenthal
Stroock & Stroock & Lavan LLP
jlowenthal@stroock.com

February 13, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CoreCivic, Inc.
Incoming letter dated January 10, 2017

The proposal requests that the board adopt and implement provisions described in the proposal.

There appears to be some basis for your view that CoreCivic may exclude the proposal under rule 14a-8(i)(7), as relating to CoreCivic's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if CoreCivic omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

STROOCK

Sent via email and paper copy

February 9, 2017

Jeffrey S. Lowenthal
Direct Dial: 212-806-5509
Fax: 212-806-6006
jlowenthal@stroock.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The CoreCivic, Inc. January 10, 2017 Letter Seeking to Exclude Alex Friedmann's Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Alex Friedmann (the "Proponent") in response to the request by CoreCivic, Inc. ("CoreCivic" or the "Company") to the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") seeking Staff concurrence with CoreCivic's view that it may properly exclude a shareholder proposal and supporting statement (the "Proposal") submitted by the Proponent from inclusion in CoreCivic's proxy materials to be distributed in connection with CoreCivic's 2017 Annual Meeting of Stockholders (the "Proxy Materials"). We respectfully request that the Staff not concur with CoreCivic's view that it may exclude the Proposal from its Proxy Materials. CoreCivic has the burden of persuasion to establish that it may properly omit the Proposal, and it has not met that burden. A copy of this letter has also been sent to counsel to the Company.

In accordance with Rule 14a-8(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Staff Legal Bulletin No. 14D (November 7, 2008), we have submitted this letter to the Staff via electronic mail at shareholderproposals@sec.gov in addition to mailing paper copies.

By letter dated January 10, 2017 from Scott D. Irwin, Esq. of CoreCivic (the "Company Request Letter"), CoreCivic requested that the Staff concur in its view that it may exclude the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(3) (because "the Proposal is impermissibly vague, indefinite and misleading"); Rule 14a-8(i)(7) (because "the Proposal relates to the Company's ordinary business operations"); and Rule 14a-8(i)(10) (because "the Proposal has been substantially implemented by the Company").

For the reasons set forth below, we submit that CoreCivic has failed to meet its burden of persuasion under Rules 14a-8(i)(3), (i)(7), and (i)(10), and thus the Staff should not concur that the Company may exclude the Proposal from inclusion in its Proxy Materials.

I. The Proposal

On November 23, 2016, Mr. Friedmann, a beneficial holder of no less than 191 shares of CoreCivic's common stock, submitted a shareholder proposal to the Company pursuant to Rule 14a-8 seeking to require the Company to institute a practice of conducting periodic third-party operational audits of the Company's correctional and detention facilities, for the purpose of evaluating the Company's performance at such facilities with respect to appropriate operational benchmarks, and to inform stockholders of the results of such audits.

Mr. Friedmann's proposal followed the August 2016 release of a report on privately-operated detention facilities issued by the United States Department of Justice's Office of the Inspector General (the "OIG Report").[1] The OIG Report found that in comparison to federal private prisons managed by other contractors, the Company's facilities had higher average rates of prisoner-on-prisoner assaults, sexual assaults on staff, fights, suicide attempts, and self-mutilation, among other findings.

After the release of the OIG Report, the Department of Justice ("DOJ") announced on August 18, 2016 that it would begin reducing and ultimately eliminating its use of contract prisons. DOJ's announcement cited the findings of the OIG Report, stating that contract prisons "do not maintain the same level of safety and security."[2]

Following DOJ's August 18 announcement, CoreCivic's stock price dropped significantly, presumably reflecting concerns among investors about the impact on

[1] "Review of the Federal Bureau of Prison's Monitoring of Contract Prisons," United States Dept. of Justice Office of the Inspector General, Aug. 2016, https://oig.justice.gov/reports/2016/e1606.pdf
[2] Memorandum, "Reducing our Use of Private Prisons," Sally Q. Yates, Deputy Attorney General, Aug. 18, 2016, https://www.justice.gov/opa/file/886311/download

CoreCivic's business and revenues of the findings in the OIG Report and DOJ's announcement.

These developments demonstrate the importance of implementing measures like those proposed by Mr. Friedmann to ensure that the Company's prisons are operated with an adequate degree of safety and security. Specifically, Mr. Friedmann's Proposal would require CoreCivic to contract with an independent auditor to inspect each of the Company's facilities every two years to measure performance against the benchmarks examined in the OIG Report, including rates of violence, contraband, lockdowns, and positive drug tests, among others. The results of these audits would then be made available to CoreCivic stockholders within 30 days of completion.

The Proposal reads as follows:

> **RESOLVED**: That the stockholders of the Company request that the Board of Directors adopt and implement the following provisions to ensure that stockholders are adequately informed about the Company's performance with respect to its business operations:
>
> 1. The Company shall require half of its correctional and detention facilities to undergo an operational audit in 2018 and every second year thereafter, with the remaining half to be audited in 2019 and every second year thereafter. Thus, starting in 2018, all of the Company's correctional and detention facilities shall undergo an operational audit within every two-year period.
>
> 2. Such audits shall examine operational benchmarks at the Company's correctional and detention facilities that include, but are not limited to, those examined in the August 2016 OIG report - including rates of violence and use of force incidents, disciplinary and grievance systems, contraband, lockdowns and positive drug tests. However such audits need not include finances/budgetary issues, nor need they include incidents related to sexual abuse or misconduct to the extent such incidents are subject to separate audits under the Prison Rape Elimination Act.
>
> 3. The operational audits shall be conducted by a qualified independent organization engaged in the business of conducting operational audits that has no business or financial relationship with the Company (except for payments made to conduct the audits), and that does not employ, or have other business or financial relationships with, any of the Company's

executive officers, directors or employees, or any family member of the Company's executive officers or directors.

4. The results of the operational audits, in the form of the final audit reports, shall be made available to the Company's stockholders within 30 days after each final audit report is completed.

II. The Company May Not Exclude the Proposal Under Rule 14a-8(i)(3) Because the Proposal is Not Impermissibly Vague, Indefinite, or Misleading.

A company may exclude a shareholder proposal under Rule 14a-8(i)(3) if the proposal is materially false or misleading. Vague and indefinite proposals are false and misleading, and are subject to exclusion under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

Mr. Friedmann's Proposal is accurate, specific, and clear, and therefore cannot be excluded under Rule 14a-8(i)(3). As explained in the Proposal, Mr. Friedmann requests that CoreCivic contract with an independent auditor to inspect each of the Company's facilities every two years to measure performance against certain operational benchmarks. The audit would include at least those benchmarks examined by the Department of Justice in the OIG Report, including rates of violence, contraband, lockdowns, and positive drug tests, among others, which are incorporated by reference into the Proposal. The results of these audits would then be made available to CoreCivic stockholders within 30 days of completion.

The Company relies on previous no-action letters where the Commission excluded shareholder proposals crafted with far less specificity than Mr. Friedmann's Proposal. *See, e.g., Smithfield Foods Inc.* (July 13,2003) (proposal seeking a report "based upon the Global Reporting Initiative guidelines"); *Johnson & Johnson* (Feb. 7, 2003) (proposal seeking a report on company's "progress concerning the Glass Ceiling Commission's business recommendations").

Unlike those proposals, Mr. Friedmann's Proposal describes the OIG Report in detail, provides an Internet hyperlink for shareholders to access and review the OIG Report themselves, and explicitly lists the benchmarks assessed in the OIG Report. The Proposal would require the Company to assess performance on benchmarks "including rates of violence and use of force incidents, disciplinary and grievance systems, contraband, lockdowns and positive drug tests." Moreover, the Proposal specifically lists certain measures that would not be assessed, including "finances/budgetary issues, [or] incidents related to sexual abuse or misconduct to the extent such incidents are subject to separate audits under the Prison Rape Elimination Act." The Proposal also specifies that the audits must be performed by an independent qualified auditing organization. Thus, no fair reading of the Proposal would conclude that it is "vague."

Moreover, if the Proposal had specified all of the criteria that the Company must apply in the requested audits, the Company would have objected on the grounds that it "micromanaged" the Company. Based on the Company's position, this is a Catch-22: either the proposal is not detailed enough and thus is vague, or it is too detailed and thus a form of micromanagement. The Proposal specifies that the Company must audit the Company's facilities with respect to the benchmarks discussed in the OIG Report, but leaves room for the Company's discretion and management in conducting the audits.

The Company incorrectly alleges that the Proposal is "explicitly misleading" because it "select[s] only the negative statements [from the OIG Report] and omit[s] the positive statements concerning the Company[.]" The Proposal accurately informs shareholders that the OIG Report found that the Company's facilities had higher average rates of prisoner-on-prisoner assaults, sexual assaults on staff, fights, suicide attempts, and self-mutilation than federal private prisons managed by other companies. These adverse findings serve as the basis for the Proposal and show the importance of auditing the Company's facilities for improvement against these operational benchmarks. The Proposal is not required to present both sides of a debate and the Company can provide its counter points in objections included in its proxy materials. Far from being misleading, the Proposal simply brings the Company's relevant shortcomings in the OIG Report to shareholders' attention.

The Company separately complains that the Proposal misconstrues the Department of Justice's August 18, 2016 announcement that it would reduce and ultimately eliminate its use of contract prisons. The Company alleges that the Proposal is misleading because the DOJ announcement cited other factors for its decision, in addition to the OIG Report. Nowhere does the Proposal represent that the findings in the OIG Report were the sole impetus for DOJ's announcement. Rather, the Proposal merely observes that DOJ "cited the findings of the OIG report[.]" This factual statement and accurate representation is not misleading.

Moreover, DOJ's stated rationale for discontinuing the use of contract prisons undermines the Company's theory that CoreCivic's negative performance on the OIG Report is "due to the fact that contract prisons service an entirely different inmate population (namely, non-U.S. citizens with a higher number of gang affiliations) as compared to BOP-operated prisons." DOJ evidently did not find this distinction meaningful, as the decision to reduce and ultimately eliminate the use of contract prisons was in part because such facilities "do not maintain the same level of safety and security" as those operated by the Bureau of Prisons. Given that the excuse for poor performance offered by the Company was not ultimately addressed by DOJ, its omission in Mr. Friedmann's Proposal cannot be construed as misleading. Nor is there any evidence cited by the Company that its theory is in fact correct.

The Company has failed to discharge its burden of demonstrating that the Proposal is vague, indefinite, or misleading. Therefore, the Proposal should not be excluded under Rule 14a-8(i)(3).

III. The Company May Not Exclude the Proposal Under Rule 14a-8(i)(7) Because the Proposal Does Not Impede on Fundamental Business Tasks, Does Not Micro-Manage the Company, and Involves a Significant Social Policy Issue

A company may omit a shareholder proposal under Rule 14a-8(i)(7) if the proposal relates to the company's ordinary business operations. The SEC has stated that "the ordinary business exclusion rests on two central considerations." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The first consideration relates to the subject matter of the proposal; "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

The SEC has also stated that proposals which relate to ordinary business matters but that focus on "sufficiently significant social policy issues ... would not be considered excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *Id.*

Indeed, the Staff has a longstanding history of refusing to permit a company to exclude a shareholder proposal under Rule 14a-8(i)(7) when the proposal deals with significant social policy issues. *See, e.g., Corrections Corp. of America* (Feb. 10, 2012) (proposal requesting bi-annual reports on the company's efforts to reduce prisoner rape and sexual abuse); *Chevron Corp.* (March 28, 2011) (proposal to amend the bylaws to establish a board committee on human rights); *PPG Industries, Inc.* (Jan. 15, 2010) (proposal requesting a report from the company disclosing the environmental impacts of the company in the communities in which it operates); *Halliburton Co.* (March 9, 2009) (proposal requesting that the company's management review its policies related to human rights to assess where the company needs to adopt and implement additional policies); *Halliburton Co.* (March 9, 2009) (separate proposal that the company adopt a policy for low-carbon energy research, development and production and report to shareholders on activities related to the policy); and *Bank of America Corp.* (Feb. 29, 2008) (proposal calling for board committee to review company policies for human rights).

A. The Proposal Does Not Impede Upon a Fundamental Task

The Proponent believes that auditing the Company's correctional facilities for performance against safety and security standards is not a task "so fundamental to management's ability to run a company on a day-to-day basis that [it] could not, as a practical matter, be subject to direct shareholder oversight." 1998 Release. As the Company states in its No-Action Request, it is a real estate investment trust (REIT) that "develops, acquires, owns, leases, manages and operates . . . correctional, detention and residential reentry facilities." Moreover, the Company admits that it relies on "government partners" for a significant source of its revenue, including the Bureau of Prisons and other federal agencies.

There is nothing in the Proposal that would interfere with, or in any way alter, the Company's ability to develop, acquire, own, lease, manage or operate its correctional, detention and residential reentry facilities. The Proposal calls for a third party examination of the effects of the Company's practices at its facilities; it does not in any way dictate what those practices should be. The Proposal would help assess the security, safety, and operational efficiency of the Company's facilities. This in turn would help protect the Company and its stockholders from future adverse actions by governmental authorities to reject or cancel contract awards. CoreCivic does not presently engage a third-party auditor to inspect its facilities, and requiring it to do so would provide the Company and its stockholders with useful and relevant information regarding the Company's facilities and would assist management in improving the Company's day-to-day practices in a manner that management considers appropriate.

The fact that the Company does *not* currently engage a third-party auditor to inspect its facilities is compelling evidence that the use of third-party auditors for that purpose, as set forth in the Proposal, is not "fundamental to management's ability to run a company on a day-to-day basis," as the Company has managed to operate without third-party audits of its facilities up to this point in time.

The Company Request Letter cites various no-action letters where shareholder proposals were excluded because they impeded preexisting business operations and/or made a general demand for ethical or legal compliance. *See, e.g., OfficeMax, Inc.* (April

17, 2000) (proposal to amend the company's customer and employee relations policies); Ford Motor Co. (March 19, 2007) (proposal to appoint an independent legal advisory commission to investigate company's alleged security law violations).

These letters are all inapposite, as the Proposal does not seek to change the Company's preexisting business practices or relationships, nor does it seek general legal or ethical compliance. Rather, the Proposal merely seeks to initiate a facility auditing process to assess performance against benchmarks that were recently and negatively highlighted by the OIG Report. Therefore, the Proposal does not implicate a task fundamental to management's ability to run the Company.

B. The Proposal Does Not Micro-Manage the Company

While the Proposal is detailed in what it seeks from the Company, it does not "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See* 1998 Release.

The Proposal requests that the Company adopt and implement certain measures to audit the Company's performance on certain operational benchmarks at its correctional and detention facilities, and to inform stockholders of the result of such audits.

It should be noted that the Proposal does not specify how these audits are to be conducted. Additionally, the Proposal specifically excludes finance and budgetary issues from the auditing process, and affirms that the audits need not include incidents of sexual abuse or misconduct that are reported under the Prison Rape Elimination Act. The Proposal does not dictate any specific aspect of the Company's operations or procedures at its facilities. Instead, the Proposal merely seeks to initiate a process by which both management and shareholders can monitor the Company's progress in meeting certain accepted performance benchmarks across its facilities, including those identified in the OIG Report.

Moreover, the Proposal does not mandate any particular auditor, protocol for the audits, or form of the final audit reports. It does not specify which of the Company's facilities are to be audited in the first year, second year or subsequent years. It does not impose cost restraints on the Company relative to the audits. While it specifies certain minimum benchmarks—i.e., those included in the OIG Report—it does not limit the Company from supplementing those benchmarks by adding others of its choosing. It does not dictate the form or level of detail to be contained in the written audit report. It also does not specify how the audit results are to be made available to shareholders; e.g., via hard copy, email, posted on the Company's website or by other means.

The Company's management may implement the Proposal in any manner that it sees fit, within the broad parameters of the Proposal. Previous proposals that have left open to management the method by which a company implements the proposal have been determined by the Staff not to micro-manage the companies at issue. *See, e.g.*, *Wal-Mart Stores, Inc.* (Mar. 29, 2011) (no micro-management found where proposal mandated the issuance of sustainability reports but did not prescribe the process by which the reports were to be compiled or the consequences for supplier non-compliance). And, in fact, some proposals with significantly stricter demands have been upheld by the Staff. *See, e.g.*, *The Gap, Inc.* (Mar. 14, 2012) (proposal to bar The Gap entirely from using Sri Lankan labor not micromanaging); *Corrections Corp. of America* (Feb. 10, 2012) (proposal requesting bi-annual reports on the company's efforts to reduce prisoner rape and sexual abuse, specifying data to be included in reports, not micromanaging); *Amazon.com, Inc.* (Jan. 28, 2015) (proposal requesting a report on human rights risks within company's entire operations and supply chain).

CoreCivic again relies on various inapposite no-action letters where shareholder proposals were excluded for seeking to micro-manage the company. However, these letters uniformly dealt with broad-sweeping proposals that intruded far more invasively into preexisting business operations. *See, e.g.*, *Newmont Mining Corp.* (January 12, 2006) (proposal for company to review and report on risks associated with its operations in Indonesia); *General Electric Company* (January 9, 2008) (proposal to create an independent committee to report on reputational damage to company from sourcing with the People's Republic of China).

These letters are all inapplicable, as the proposals in question reached with far greater breadth into the management and operations of the respective companies than Mr. Friedmann's Proposal does. Far from seeking to initiate an internal investigation or to cease business practices altogether within a particular market, Mr. Friedmann's Proposal merely seeks to initiate a diligent review of the Company's operations in response to the issues in CoreCivic's facilities that have been flagged by DOJ. The Proposal does not micromanage the Company, but instead seeks reasonable and appropriate attention to operational shortcomings that have directly and adversely impacted the Company's future prospects and shareholder earnings.

Also, as noted above, CoreCivic cannot have it both ways: If the Proposal is too detailed, the Company asserts that it is a form of micromanagement; if it is not detailed enough, the Company asserts that it is too vague and indefinite. As the Company has raised both objections in its Request Letter, it apparently does want it both ways, which would appear to cast doubt on the legitimacy of both arguments against the Proposal.

C. *The Proposal Involves a Significant Social Policy Issue*

The Staff has no formal standard as to what social policy issues are considered "significant." However, the proponent in *Tyson Foods, Inc.* (Dec. 15, 2009) identified the "key criterion [as] the level of public debate on the issue, with indicia such as media coverage, regulatory activity, high level of public debate and legislative activity." By that criterion, the Proposal is undoubtedly "significant."

The Proposal seeks to require the Company to adopt and implement measures to audit the safety and security benchmarks in CoreCivic-operated correctional and detention facilities, and to inform stockholders of the results of such audits.

There is little doubt that prison safety and security is a significant social policy issue. This is particularly true for facilities managed by private operators, like CoreCivic. In 2016, Sen. Ron Wyden introduced the Ending Tax Breaks for Private Prisons Act of 2016, which would limit the ability of private companies that operate prisons to take advantage of special tax rules for REITS.[3] In support of his legislation, Sen. Wyden expressed concern that "the U.S. prison system has become a way for private enterprises to turn an unfair profit."[4] And in 2015, Sen. Bernard Sanders and Rep. Raul M. Grijalva introduced the Justice is Not for Sale Act of 2015 with the goal of eliminating private prisons, among other provisions, noting that "For-profit prisons fail in carrying out their basic public safety function."[5]

There has also been extensive media coverage and public debate over the use of private prisons, including a recent exposé by *Mother Jones* magazine,[6] and editorials in Florida[7]

[3] Ending Tax Breaks for Private Prisons Act, S.B. 114-__ (2016), http://www.finance.senate.gov/imo/media/doc/Wyden%20Final%20Prison%20REIT%20langauge%20 MCG16353.pdf

[4] "Wyden Introduces Bill to Stop Private Prisons from Exploiting Tax Incentives for Profit," United States Senate Committee on Finance, July 14, 2016, https://www.finance.senate.gov/ranking-members-news/wyden-introduces-bill-to-stop-private-prisons-from-exploiting-tax-incentives-for-profit

[5] Summary, Justice is Not for Sale Act, https://www.sanders.senate.gov/download/summary-of-justice-is-not-for-sale-?inline=file

[6] Shane Bauer, "My four months as a private prison guard," Mother Jones, Jul./Aug. 2016, http://www.motherjones.com/politics/2016/06/cca-private-prisons-corrections-corporation-inmates-investigation-bauer

[7] Editorial, "Florida should take closer look at private prisons," Tampa Bay Times, Sept. 2, 2016, http://www.tampabay.com/opinion/editorials/editorial-florida-should-take-closer-look-at-private-prisons/2292086 ; Editorial, "Feds jettison ineffective privately run prisons—Florida should do it, too," Miami Herald, Sept. 4, 2016, http://www.miamiherald.com/opinion/op-ed/article99675387.html

and Arizona[8] newspapers, among numerous other articles both before[9] and after[10] the recent Presidential election.

The Company should not be permitted to hide behind the cloak of the ordinary business exclusion, given that the subject of the Proposal addresses a significant social policy issue. At its core, the Proposal addresses a significant human rights issue—one that is, has been, and continues to be the subject of societal debate and legislative interest: namely, promoting humane and safe conditions in prisons and detention centers. This is the type of case in which the Staff has, in the past, found a "significant" issue. *See, e.g., The Gap, Inc.* (March 14, 2012) (proposal seeking to end trade partnerships with Sri Lanka unless its government ceased human rights violations was significant under Rule 14a-8(i)(7) because "the proposal focuses on the significant social policy issue of human rights and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate"); *Fossil Inc.* (March 5, 2012) (environmental concerns); *AT&T Inc.* (February 7, 2013) (occupational and community health hazards); *Corrections Corp. of America* (Feb. 10, 2012) (proposal requesting bi-annual reports on the company's efforts to reduce prisoner rape and sexual abuse).

Regrettably, the Company denies and trivializes the significant national issue underlying Mr. Friedmann's Proposal, arguing that "[t]he Proposal does not address *any* policy issue, let alone a *significant* policy issue[.]" (emphasis added) The Company then reasserts that the Proposal simply seeks to "micro-manage" the Company.

As explained above, Mr. Friedmann's Proposal does not implicate fundamental business tasks, nor does it seek to micromanage the Company. Instead, the Proposal seeks to address a significant social policy issue while protecting shareholder value. *See NorthWestern Corporation* (December 11, 2015) (refusing to exclude proposal seeking to "reduce societal greenhouse gas emissions and protect shareholder value"). Given the importance of the social policy it seeks to promote, and the minimal (if any) imposition it inflicts on business operations, the "thrust and focus" of the Proposal is clearly not on "ordinary business matters." *General Motors Corporation* (April 4, 2007).

In summary, the Proposal does not impede on tasks fundamental to business operations. It does not seek to micromanage the Company to an unreasonable degree. It also

---

[8] John R. Dacey, "Viewpoints: Private prisons are costly – and unconstitutional," AZCentral, Jan. 7, 2017, http://www.azcentral.com/story/opinion/op-ed/2017/01/08/private-prisons-arizona-dacey/96120404/

[9] Alex Mierjeski, "The Troubling Stances on Private Prisons Among Many 2016 Candidates," Attn, Mar. 6, 2015, http://www.attn.com/stories/1092/2016-candidates-private-prisons

[10] James Surowiecki, "Trump Sets Private Prisons Free," New Yorker, Dec. 5, 2016, http://www.newyorker.com/magazine/2016/12/05/trump-sets-private-prisons-free

focuses on a significant social policy issue related to the humane and safe operation of correctional and detention facilities.

The Proponent therefore submits that the Company has failed to meet its burden of persuasion under Rule 14a-8(i)(7) and thus should not be allowed to exclude the Proposal from its Proxy Materials on this basis.

IV. The Company May Not Exclude the Proposal Under Rule 14a-8(i)(10) Because the Proposal Has Not Already Been Substantially Implemented by the Company.

The Company also objects to the Proposal on the grounds that it has already been substantially implemented under Rule 14a-8(i)(10). However, here, too, the Company is not correct. The Staff has stated that whether a shareholder proposal has been substantially implemented by a company under Rule 14a-8(i)(10) "depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Consequently, an evaluation of "substantial implementation" turns upon whether the actions of a company satisfactorily address the underlying concerns and the essential objective of the proposal. *See, e.g.*, *Corrections Corp. of America* (Feb. 10, 2012) (no exclusion of proposal requesting bi-annual reports for each company facility on company's efforts to reduce prisoner rape and sexual abuse where company merely intended to release annual reports using aggregated data); *The J.M. Smucker Company* (May 9, 2011) (proposal to commit company to issue environmental report not substantially implemented despite company's existing commitment to issue a different report, where proposal would commit company to discussing additional issues); *Wal-Mart Stores, Inc.* (March 29, 2011) (proposal to have company demand that suppliers deliver sustainability reports not substantially implemented where company's Supplier Code of Conduct exempted majority of suppliers from delivering such reports); *General Motors Corp.* (Mar. 5, 2004) (proposal sought a report on global warming, and company was set to release information on a website; shareholder successfully argued that "a website is not a report to stockholders"); *c.f. The Proctor & Gamble Company* (Aug. 4, 2010) (substantial implementation where existing updated policy addressed every one of the proposal's policy concerns); *Exelon Corp.* (Feb. 26, 2010) (substantial implementation of proposal to have company issue semi-annual reports on political donations where company already was issuing semi-annual reports on political donations).

CoreCivic argues that it has already substantially implemented Mr. Friedmann's Proposal because "the Company *already* conducts a full-scale operational audit" of its facilities. CoreCivic points to provisions and practices related to performance oversight in its customer contracts, quality assurance division, government inspections, and other oversight mechanisms. However, nowhere in CoreCivic's current practices does it engage an independent third-party auditor to review the operation of its facilities. The Proposal requests an audit of the Company's facilities by an auditor with which the Company has no other business or financial relationship—a standard that none of the Company's current practices meet. The Company has business and financial relationships with its government partners and the American Correctional Association. The Company's own quality assurance audits are neither independent nor conducted by a third party. Moreover, the Office of the Inspector General only audits some of the Company's federal facilities, and does not audit state or local facilities. The Proponent believes that the absence of independent third-party auditing in CoreCivic's current practices must be rectified in order to protect the Company's revenues and shareholder value in the wake of the deficiencies identified by the OIG Report.

CoreCivic relies on previous no-action letters where shareholder proposals requested the Company adopt duplicative practices or committees. *See, e.g., Honeywell International Inc.* (Feb. 29, 2000) (proposal for accounting audit was substantially implemented where company already relied on independent auditors); *Columbia/HCA Healthcare Corp.* (Feb. 18, 1998) (proposal to establish healthcare compliance committee was substantially implemented where company already had officers monitoring such compliance). These letters are wholly inapposite, however. The Company does not currently solicit any *independent* audit of its facilities pursuant to the terms specified in the Proposal. Nor has it even empowered a committee, director, or officer to better monitor the facilities' performance in response to the OIG Report. Therefore, the actions requested under the Proposal are in no way duplicative of current Company practices.

For clarity, the Proposal specifies that "The operational audits shall be conducted by a qualified independent organization engaged in the business of conducting operational audits that has no business or financial relationship with the Company (except for payments made to conduct the audits), and that does not employ, or have other business or financial relationships with, any of the Company's executive officers, directors or employees, or any family member of the Company's executive officers or directors."

In short, the Company fails to demonstrate that it has substantially implemented – or even partially implemented – the provisions specified in the clear language of the Proposal, as none of the audits currently conducted by the Company adhere to those provisions, including the requirement that all of the Company's facilities undergo independent audits *within each two-year time period*. Therefore, the Proposal should not be excluded under Rule 14a-8(i)(10).

V. Conclusion

For the foregoing reasons, and without addressing or waiving any other possible arguments we may have, we respectfully submit that CoreCivic has failed to meet its burden of persuasion under Rules 14a-8(i)(3), (i)(7), and (i)(10), and thus the Staff should not concur that the Company may omit the Proponent's Proposal from its Proxy Materials.

If the Staff disagrees with our analysis, and if additional information is necessary in support of the Proponent's position, I would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. Please do not hesitate to contact me at (212) 806-5509, or by fax at (212) 806-6006, or by e-mail at jlowenthal@stroock.com, if I can be of any further assistance in this matter.

Very truly yours,



Jeffrey S. Lowenthal

cc: Scott D. Irwin, Esq.
CoreCivic, Inc.
10 Burton Hills Blvd.
Nashville, TN 37215

Alex Friedmann

FISMA & OMB MEMORANDM M-07-16



Scott D. Irwin
Executive Vice President, General Counsel & Secretary

VIA EMAIL (shareholderproposals@sec.gov)

January 10, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: CoreCivic, Inc. - 2017 Annual Meeting
Exclusion of Shareholder Proposal of Alex Friedmann

Ladies and Gentlemen:

This letter is submitted pursuant to Rule 14-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, CoreCivic, Inc., a Maryland corporation (the "Company"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Alex Friedmann (the "Proponent") from the proxy materials to be distributed by the Company in connection with its 2017 annual meeting of shareholders (the "Proxy Materials").

By copy of this letter, we are advising the Proponent of the Company's intention to exclude the Proposal from the Proxy Materials. In accordance with Rule 14a-8(j)(2) and Staff Legal Bulletin No. 14D, we are submitting by electronic mail (i) this letter, which sets forth our reasons for excluding the Proposal; and (ii) Exhibit A to this letter which includes a copy of the Proponent's cover letter submitting the Proposal, the Proposal and a letter from Scottrade regarding the Proponent's ownership of Company common stock as of November 23, 2016.

Pursuant to Rule 14a-8(j)(1), we are submitting this letter not less than 80 days before the Company intends to file the Proxy Materials.

I. The Proposal

The text of the resolution contained in the Proposal is reproduced below:

RESOLVED: *That the stockholders of the Company request that the Board of Directors adopt and implement the following provisions, to ensure that stockholders are adequately informed about the Company's performance with respect to its business operations:*

1. *The Company shall require half of its correctional and detention facilities to undergo an operational audit in 2018 and every second year thereafter, with the remaining half to be audited in 2019 and every second year thereafter. Thus, starting in 2018, all of the Company's correctional and detention facilities shall undergo an operation audit within every two-year period.*

2. *Such audits shall examine operational benchmarks at the Company's correctional and detention facilities that include, but are not limited to, those examined in the August 2016 OIG report – including rates of violence and use of force incidents, disciplinary and grievance systems, contraband, lockdowns and positive drug tests. However such audits need not include finances/budgetary issues, nor need they include incidents related to sexual abuse or misconduct to the extent such incidents are subject to separate audits under the Prison Rape Elimination Act.*

3. *The operational audits shall be conducted by a qualified independent organization engaged in the business of conducting operational audits that has no business or financial relationship with the Company (except for payments made to conduct the audits), and that does not employ, or have other business or financial relationships with, any of the Company's executive officers, directors or employees, or any family member of the Company's executive officers or directors.*

4. *The results of the operational audits, in the form of the final audit reports, shall be made available to the Company's stockholders within 30 days after each final audit report is completed.*

II. Grounds for Exclusion

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague, indefinite and misleading;
- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations; and/or
- Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company.

III. Analysis

A. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague, Indefinite and Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004); *see also Dyer v. SEC, 287* F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Staff has permitted companies to exclude proposals requesting that the company adopt a particular set of guidelines when the proposal or supporting statement failed to adequately describe the substantive provisions of such guidelines:

- In *Smithfield Foods Inc.* (July 13, 2003), the proposal requested a report "based upon the Global Reporting Initiative guidelines." The company argued that the proposal lacked a description of the substantive provisions of these guidelines and that it provided no background information on these guidelines that would permit all shareholders to understand what they are considering, and the Staff granted no-action relief under Rule 14a-8(i)(3).

- In *Johnson & Johnson* (February 7, 2003), the proposal requested a report containing information regarding the company's "progress concerning the Glass Ceiling Commission's business recommendations." The company argued that shareholders would not understand what they are being asked to consider since the proposal lacked a description of the substantive provisions of the Glass Ceiling Report or the recommendations flowing from it, and the Staff granted no-action relief under Rule 14a-8(i)(3).

- In *AT&T Inc.* (February 16, 2010), the proposal requested a report containing various information about the company's political contributions and expenditures, including "[p]ayments...used for grassroots lobbing communications as defined in 26 CFR § 56.4911-2." The company argued that "grassroots lobbying communications" was a material element of the proposal yet was not described in the proposal, and the Staff granted no-action relief under Rule 14a8(i)(3). *See also Boeing Co.* (February 10, 2004) (concurring in the exclusion of a proposal requesting a bylaw amendment requiring an "independent director", as defined by the 2003 Council of Institutional Investors definition, to serve as chairman); *Kohl's Corp.* (March 13, 2001) (concurring with the exclusion of a proposal requesting implementation of "the SA8000 Social Accountability Standards" from the Council of Economic Priorities).

Similar to *Smithfield Foods, Johnson & Johnson, AT&T* and the other precedent cited above, the Proposal references vague and indefinite audit guidelines:

- The Proposal contemplates operational audits that focus principally on "operational benchmarks...examined in the August 2016 OIG report," but fails to describe those "operational benchmarks." Consequently, shareholders would not know what they are voting on.

- Although the undefined "operational benchmarks...examined in the August 2016 OIG report" (the "OIG Report") are the prominent feature of the operational audits contemplated by the Proposal, the meaning and scope of the proposal is further obfuscated by the vague and indefinite reference to "operational benchmarks that include, but are not limited to, those examined in the August 2016 OIG report." As such, even if the Proposal included a description of the "operational benchmarks...examined in the August 2016 OIG report," shareholders still would not know what they are voting on because the Proposal contemplates an impermissibly vague and indefinite set of guidelines that exceed by some unknown quantity those examined in the OIG Report.

The Proposal is distinguishable from other shareholder proposals that referred to external sources where the Staff did not concur that the proposals were impermissibly vague and indefinite solely because the external source was not a prominent feature of the proposal. In *Allegheny Energy, Inc.* (February 12, 2010), the Staff did not concur with the exclusion of a proposal under Rule 14a-8(i)(3) where the proposal requested that the chairman be an independent director (by the standard of the New York Stock Exchange) who had not previously served as an executive officer of the company. Although the proposal referenced the independent director standard of the New York Stock Exchange, the supporting statement in the *Allegheny Energy* proposal focused extensively on the chairman being an individual who was not concurrently serving, and had not previously served, as the chief executive officer, such that the additional requirement that the chairman be independent was not the primary thrust of the proposal. Unlike the proposal in *Allegheny Energy*, the Proposal refers to one and only one standard: "operational benchmarks...that include, but are not limited to, those examined in the August 2016 OIG report." As such, the "operational benchmarks...examined in the August 2016 OIG report" are not only a prominent feature of the Proposal, they are the *most prominent* feature of the Proposal.

The Proposal fails to provide any information about the August 2016 OIG report (the "OIG Report") other than its authorship and approximate date of publication. The Proposal fails to provide sufficient information about the OIG Report such that shareholders would be informed as to what they are voting on. It does not describe the numerous "operational benchmarks" that OIG assessed in producing the OIG Report. The OIG Report is an 86-page document, which is available at https://oig.justice.gov/reports/2016/e1606.pdf.

In addition to being inherently misleading due to its vague and indefinite operational audit guidelines, the Proposal is *explicitly* misleading:

- The preamble to the Proposal misleads shareholders by stating the OIG Report indicates prisons operated by the Company had higher average rates of prisoner-on-prisoner assaults, sexual assaults on staff, fights, and suicide attempts and self-mutilations, but omits the fact the OIG found the other contract prisons and prisons operated by the BOP had higher average rates of other incidents, such as positive drug tests, contraband finds, lockdowns, inmate grievances and sexual misconduct. By selecting only the negative statements and omitting the positive statements concerning the Company, the Proposal misleads shareholders into believing the Company's operations are deficient as compared to the other private prison operators and the BOP.

- The preamble to the Proposal misleads shareholders into believing a memo issued by Deputy Attorney General Sally Q. Yates (the "Yates Memo") called for a phase out in the Department of Justice's use of contract prisons because they "do not maintain the same level of safety and security" as BOP-operated facilities. In fact, the Yates Memo cites the recent decline in the federal prison population as the principal impetus for reducing the BOP's use of contract prison capacity, a critical fact that is entirely omitted from the Proposal.

- The preamble to the Proposal misleads shareholders by entirely omitting a critical caveat from the OIG Report: the variances in data observed between the contract prisons and BOP-operated prisons may be due to the fact the contract prisons serve an entirely different inmate population (namely, non-U.S. citizens with a higher number of gang affiliations) as compared to BOP-operated prisons. Because the Proposal and its preamble rely solely upon selective conclusions in the OIG Report, omitting this important caveat renders the Proposal impermissibly misleading.

Because the Proposal is both inherently misleading due to its vague and indefinite operational audit guidelines, and explicitly misleading due to its selective inclusion of negative statements and omission of positive statements and critical caveats from the OIG Report, the Company may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(3).

B. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals Exclusively With Matters Related to The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) 86,018, at 80,539 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described two "central considerations" for the ordinary business exclusion:

- Certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight;" and

- "[T]he degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgement."

1. *The Proposal Relates to the Company's Core, Day-to-Day Operations, Contract Compliance and Quality Assurance Functions.*

The Company is an equity real estate investment trust ("REIT") that develops, acquires, owns, leases, manages and operates (via its taxable REIT subsidiary) correctional, detention and residential reentry facilities. The Company's customers are federal, state and local governmental authorities that contract with the Company to provide correctional, detention and residential reentry solutions. The solutions the Company provides to its governmental partners range from real estate-only solutions (whereby the Company may lease to a customer an existing facility or new facility constructed to meet the customer's specifications), to management-only solutions (whereby the Company will fully manage and operate a customer-owned facility through the Company's taxable REIT subsidiary), to turnkey solutions (whereby the Company will make a Company-owned facility available to a customer while providing turnkey facility management and day-to-day operational services through the Company's taxable REIT subsidiary).

At the federal level, the Company's government partners include the Federal Bureau of Prisons (BOP), the U.S. Marshals Service (USMS) and U.S. Immigration and Customs Enforcement (ICE). The OIG Report referenced in the preamble to the Proposal pertains solely to turnkey facilities managed and operated by the Company (via its taxable REIT subsidiary) pursuant to contracts with the BOP. Likewise, the Yates Memo mentioned in the preamble to the Proposal was addressed solely to, and has no application beyond, the BOP. As a governmental partner, the BOP only represents approximately seven percent (7%) of the Company's annual revenues. Presently, only six of the 85 facilities and in excess of 100 contracts associated with the solutions the Company provides to its governmental partners pertain to the BOP. As such, the far greater portion of the Company's business arises from contracts with the USMS, ICE and state and local governmental agencies, and not with the BOP.

Where the Company provides (via its taxable REIT subsidiary) day-to-day operational services for and on behalf of its government partners, the requirements and performance standards for those services are set forth with a high degree of specificity in the contract between the Company and its customer. These contractual terms dictate precisely *what* services the Company will perform, *how* the services will be delivered and *who* will be responsible for physically performing the required service. The contracts require that all services provided by the Company comply not only with the express contract requirements, but also with all applicable federal, state and local laws and regulations, all applicable case law and court orders. Furthermore, the contracts specify the quality assurance program to be administered by the Company to ensure all services are delivered in strict conformity with the detailed contractual requirements, which includes the regular audits to be performed by the Company, by the customer and by other oversight institutions, such as the Office of the Inspector General (OIG), the American Correctional Association (ACA) and the Joint Commission.

The Proposal requests that the Board require the Company to engage an independent third party to conduct annual audits of the day-to-day business operations conducted by the Company at its correctional and detention facilities. As previously mentioned, the proposed audits are vague and indefinite in scope, but clearly relate solely to the Company's core, day-to-day business operations conducted by the Company's employees at its correctional and detention facilities. Even if the Proposal was limited to audits of the few topics actually identified in the Proposal (namely, "rates of violence and use of force incidents, disciplinary and grievance systems, contraband, lockdowns and positive drug tests"), each of these topics is a matter that is expressly addressed in the Company's contract with its customer, is a basic component of the day-to-day operations of the Company's correctional and detention facilities and is already subjected to regular audits by the Company, its governmental customer and, potentially, one or more other oversight institutions. As such, the Proposal seeks to "micro-manage" the Company's core, ordinary business operations, which are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Consequently, the Company may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(7).

The fact the Proposal seeks the publication of a report disclosing the results of audits of the Company's ordinary business operations, rather than more direct shareholder oversight of such operations, does not alter the Company's right to exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(7). In Exchange Act Release No. 34-20091 (August 16, 1983) (the "1983 Release"), the Commission specifically addressed the issue of the excludability under Rule 14a-8(i)(7) of proposals requesting the preparation of reports that relate to a company's ordinary business operations. Paragraph 5 of the 1983 Release states:

> In the past, staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their

business would not be excludable under [Rule 14a-8(i)(7)]. Because this interpretation raises form over substance and renders [paragraph (i)(7)] largely a nullity, the Commission has determined to adopt the interpretive change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under [Rule 14a-8(i)(7)].

The Proposal is similar to many other shareholder proposals the Staff has concurred may be omitted under Rule 14a-8(i)(7) because they seek the engagement of independent consultants and/or the publication of reports on matters concerning a company's day-to-day business operations:

- In *OfficeMax, Inc.* (April 17, 2000), the Staff concurred with the exclusion of a proposal calling for the engagement of an independent consulting firm to measure customer and employee satisfaction.

- In *Newmont Mining Corp.* (January 12, 2006), the Staff concurred with the exclusion of a proposal that urged management to review the company's operations in Indonesia in light of potential reputational and financial risks to the company and report its findings to shareholders;

- In *General Electric Company* (January 9, 2008), the Staff concurred with the exclusion of a proposal related to the establishment of an independent committee to prepare a report on the potential for damage to the company's reputation and brand name as a result of the company sourcing products and services from the People's Republic of China.

Furthermore, the Staff consistently has declined to recommend enforcement action against companies that omitted shareholder proposals relating to a company's compliance programs because such proposals infringe on managements' core function of overseeing ordinary business practice:

- In *Monsanto Company* (November 3, 2005), the Staff concurred with the exclusion of a proposal that called for the board of directors to create an ethics oversight committee of independent directors for the purpose of monitoring the company's domestic and international business practices to ensure compliance with the company's code of business conduct and applicable laws, rules and regulations;

- In *Ford Motor Co.* (March 19, 2007), the Staff concurred with the exclusion of a proposal seeking the appointment of an independent legal advisory commission to investigate alleged securities law violations;

- In *Humana Inc.* (February 25, 1998), the Staff concurred with the exclusion of a proposal urging the company to appoint a committee of outside directors to oversee the company's corporate anti-fraud compliance program;

- In *Peregrine Pharmaceuticals, Inc.* (July 28, 2006), the Staff concurred with the exclusion of a proposal urging the company to post on its website monthly statistics regarding its clinical trials;

- In *Raytheon Co.* (March 25, 2013), the Staff concurred with the exclusion of a proposal that called for biennial reports on certain compliance obligations, finding that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7);"

- In *General Electric Co.* (January 4, 2005), the Staff concurred with the exclusion of a proposal requesting a report detailing the company's broadcast television stations' activities to meet public interest obligations; and

- In *Allstate Corp.* (February 16, 1999), the Staff concurred with the exclusion of a proposal requesting an independent shareholder committee to investigate issues of illegal activity by the company.

The focus of the Proposal is broad and necessarily encompasses a number of "ordinary business matters" such as, day-to-day facility operations, contract legal compliance and quality assurance, and seeks to "micro-manage" the Company's ordinary business operations and legal compliance programs. Because these items are the sole focus of the Proposal and are fundamental to managements' ability to run the Company on a day-to-day basis, the Proposal is excludable from the Proxy Materials pursuant to Rule 14a-8(i)(7).

2. The Proposal Does Not Address a Significant Policy Issue

There is no suggestion in the Proposal or its preamble that the Proposal addresses, or is intended to address, any policy issue. However, if the Proponent were to subsequently assert that the Proposal is intended to address a policy issue, such an assertion would not preclude the Company from relying upon Rule 14a-8(i)(7) to exclude the Proposal from the Proxy Materials. *Exchange Act Release No. 34-40018* (May 21, 1998) provides that a shareholder proposal may not be excluded pursuant to Rule 14a-8(i)(7), despite its interference with the ordinary business matters of a company, when the proposal raises "significant social policy issues" that "transcend the day-to-day business matters" of a company. There is no "bright-line" test to determine whether a significant policy issue is involved in a stockholder proposal, but instead the issue must be examined on a case-by-case basis. The Proposal does not address any policy issue, let alone a significant policy issue, but instead seeks to "micro-manage" the Company with respect to its core business operations.

Decisions as to disclosure are ordinary business decisions to be handled by management of a company and should not be "micro-managed" by stockholders. The Proposal, in imposing additional disclosure requirements, seeks to inappropriately "micro-manage" a core business function of the Company. Because the Proposal seeks to "micro-manage" the Company with respect to its day-to-day business operations, contract compliance and quality assurance functions, and does not address a significant policy issue, the Company may exclude the Proposal from its Proxy Materials to Rule 14a-8(i)(7).

C. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Already Been Substantially Implemented by the Company

Rule 14a-8(i)(10) allows a company to omit a proposal if the Company has "substantially implemented the proposal." Previously the Staff narrowly interpreted the predecessor to Rule 14a-8(i)(10) and granted no-action relief only when proposals were "fully effected" by the company. *See* Exchange Act Release No. 191935 (October 14, 1982). However, the Commission has subsequently made it clear that a proposal need not be "fully effected" by the company to meet the substantially implemented standard under Rule 14a-8(i)(10). *See* Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release") (confirming the Commission's position in Exchange Act Release No.34-20091 (August 16, 1983) (the "1983 Release")). The purpose of Rule 14a-8(i)(10) is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 34-12598

(July 7, 1976) (the "1976 Release") (addressing Rule 14a-8(c)(10), the predecessor rule to Rule 14a-8(i)(10)).

The Staff consistently has granted no-action relief in situations where the essential objective of the proposal has been satisfied. *See, e.g., ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); and *MacNeal-Schwendler Corp.* (April 2, 1999). In applying the "substantially implemented" standard, the Staff does not require a company to take the precise actions requested by the Proponent or implement every aspect of the proposal; rather, substantial implementation requires only that the company's actions satisfactorily address the underlying concerns of the proposal. *See Masco Corp.* (March 29, 1999). Furthermore, the Staff has taken the position that if a major portion of a stockholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire proposal may be omitted. *See The Limited* (March 15, 1996) and *American Brands, Inc.* (February 3, 1993). In addition, a proposal need not be implemented in full or precisely as presented for it to be excluded under Rule 14a-8(i)(10). *See Bank of America Corp.* (January 14, 2008) and *The Gap Inc.* (March 16, 2001).

As previously stated, the Company's ordinary business operations related to the management and operation of contract prisons and detention centers have at all times been subject to intensive performance requirements, oversight, audit and scrutiny by the Company, its customers, independent oversight institutions, shareholders and the public:

- *Contract Requirements*: Each contract between the Company and its customer sets forth extensive and explicit performance requirements, which generally include those topics expressly identified in the Proposal (i.e., rates of violence and use of force incidents, disciplinary and grievance systems, contraband, lockdowns and positive drug tests). The Company's satisfactory performance of these contractual requirements is audited by the Company and the applicable customer. The Company's failure to satisfy contractual requirements can subject the Company to penalties, including significant monetary fines and contract termination.

- *Company's Quality Assurance/Contract Compliance Unit*: The Company maintains a Quality Assurance (QA) Division, which includes a specialized Contract Compliance Unit (CCU). The QA Division, which is independent of the Company's operations and reports to the Company's General Counsel, is comprised of 26 correctional professionals, many of whom are former wardens, BOP executives and ACA auditors. The QA Division conducts an unannounced, full-scale operational audit of each Company facility at least once *each year* (as compared to only once every *two years* as recommended in the Proposal). These audits cover critical contractual requirements plus many "best practices" standards that exceed contractual requirements. The QA Division monitors those topics expressly identified in the Proposal (i.e., rates of violence and use of force incidents, disciplinary and grievance systems, contraband, lockdowns and positive drug tests). The CCU is responsible for ensuring critical contract requirements are examined by each annual facility audit, and prescribes and monitors corrective action plans whenever an audit detects any deficiencies.

- *Customer Compliance Audits*: Most of the Company's government partners conduct full-scale operational performance audits of the correctional and detention facilities the Company manages and operates on their behalf. Similar to the audits conducted by the Company's QA team, customer compliance audits are typically conducted at least once each year (as compared to only once every *two years* as recommended in the Proposal). These audits cover all contractual requirements, and include those topics expressly identified in the Proposal (i.e., rates of violence and use of force incidents, disciplinary and grievance systems, contraband, lockdowns and positive drug tests). For example, the BOP's administration, monitoring, and oversight of contract prisons is conducted through three branches at BOP headquarters (Privatized Corrections Contracting (PCC) section, Privatization Management Branch (PMB), and Contract Facility Monitoring (CFM) section) and on site. The BOP monitors contractor performance through various methods and tools that include monitoring checklists, monitoring logs, written evaluations, performance meetings, and regular audits.

- *Onsite Contract Monitors*: In addition to full-scale, annual audits performed by the Company's QA Division and customer audit teams, governmental partners place full-time, onsite contract performance monitors at many of the Company's correctional and detention facilities. These contract monitors oversee the Company's performance of all contractual requirements on a day-to-day basis, which typically includes careful monitoring of those topics expressly identified in the Proposal (i.e., rates of violence and use of force incidents, disciplinary and grievance systems, contraband, lockdowns and positive drug tests). For example, at each BOP facility, two BOP onsite monitors and a BOP Contracting Officer, in cooperation with other BOP subject matter experts, oversee the Company's compliance with 29 vital functions within 8 operational areas, including health services, education, recreation, food service, correctional services, correctional programs, safety, inmate services, and any other area in which inmates voice concerns during interactions with BOP staff.

- *Office of the Inspector General*: The Office of the Inspector General (OIG) is a statutorily created, independent entity whose mission is to audit, detect and deter waste, fraud, abuse and misconduct in contract correctional and detention facilities utilized by the BOP, the USMS and ICE. In addition to full-scale, annual audits performed by the Company's QA Division, the BOP, the USMS and ICE, the OIG conducts independent investigations on an unscheduled basis at Company facilities to identify both the Company's failure to strictly perform contractual requirements, and any deficiencies in the BOP, the USMS and ICE monitoring of the Company's performance. OIG audits of the Company's correctional and detention facilities include those topics expressly identified in the Proposal (i.e., rates of violence and use of force incidents, disciplinary and grievance systems, contraband, lockdowns and positive drug tests).

- *American Correctional Association (ACA)*: Nearly all of the Company's secure correctional and detention facilities are accredited by the American Correctional Association (ACA). The ACA maintains 22 different manuals of accreditation standards, each of which applies to a specific kind of correctional facility or program. The standards cover programs for adults and juveniles housed in correctional facilities, detention centers and community correctional programs. For adult correctional and detention facilities like those operated by the Company, the ACA accreditation standards cover those topics expressly identified in the Proposal (i.e., rates of violence and use of force incidents, disciplinary and grievance systems, contraband, lockdowns and positive drug tests). Updates and revisions to the ACA Standards for Adult Correctional Institutions and Adult Local Detention Facilities are published every two years in order to keep pace with the latest developments in criminal justice and corrections. Every three years after initial accreditation, each ACA accredited facility undergoes an intensive reaccreditation process that includes a three-day audit conducted by ACA-certified auditors who are independent of the Company and its customer. To achieve reaccreditation, the facility must be found to satisfy 100% of all mandatory standards and 90% of all non-mandatory standards.

- *Disclosure*: The Company is a public, equity REIT with shares listed on the New York Stock Exchange (NYSE). The Commission promulgates rules governing the appropriate disclosure required to be provided by companies in order to allow shareholders and potential investors to evaluate an investment in the company based on ample and relevant information. Consequently, to the extent operational performance audits conducted by the Company's QA Division, its customer or any of the numerous independent oversight institutions that audit the Company's facilities reveal deficiencies of a magnitude to create a disclosure obligation under the federal securities laws or the NYSE listing rules, the Company would disclose those deficiencies by the designated means. Decisions to disclose additional information beyond that which is required by the Commission fall squarely within management's ordinary business judgment. Furthermore, reports resulting from operational performance audits of the Company's facilities conducted by the OIG are published to the public. Finally, reports resulting from operational performance audits of the Company's facilities conducted by many of the Company's governmental partners are published to the public, and those that are not published may be obtained by means of Freedom of Information Act (FOIA) requests (Note: The Proponent frequently obtains such reports and publishes them to the public on his website, www.prisonlegalnews.org).

The Staff has repeatedly concurred that proposals that are duplicative of a company's actual and substantive practices are excludable under Rule 14a-8(i)(10), because such proposals have already been substantially implemented. See, e.g., *Honeywell International Inc.* (February 29, 2000) (dealing with a proposal substantially implemented because company had processes in place to review whether management used particular improper accounting practices); *Columbia/HCA Healthcare Corp.* (February 18, 1998) (dealing with proposal substantially implemented because company had in place a committee to investigate fraud); *The Limited, Inc.* (March 15, 1996) (dealing with proposal substantially implemented because company had compliance program for foreign supplier standards); and *Louisiana-Pacific Corp.* (March 18, 1994) (dealing with proposal substantially implemented because company had established a committee to investigate environmental law compliance).

Overlooking for the moment the fact the Proposal is impermissibly vague and indefinite, it seems the essential objective of the Proposal is to engage an independent third party to conduct a limited operational audit of 50% of the Company's correctional and detention facilities each year, and for the Company to report the results of such audits to its shareholders. In fact, the Company *already* conducts a full-scale operational audit of *100%* of its correctional and detention facilities *every year*. Furthermore, most of the Company's facilities also undergo a full-scale operational audit conducted by the Company's customer every year. On top of all of this auditing, the Company's facilities are also subjected to full-scale operational audits by the OIG and the ACA. Many of these audit results are already published to the public, and to the extent any deficiencies identified in any audit give rise to disclosure obligations, the Company must and will make such disclosures. Consequently, the essential objective of the Proposal have been more than satisfied, and the additional audits contemplated by the Proposal would provide no value to the Company or its shareholders, but would simply impose unnecessary expense on the Company. As such, because the Proposal seeks to have the Company's shareholders "consider matters which have already been favorably acted upon by the management," the Company may exclude the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(10).

III. Conclusion

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the Proponent copy the undersigned on any response it may choose to make to the Staff, pursuant to Rule 14a-8(k).

Please contact me to discuss any questions you may have regarding this matter.

Sincerely,



Scott D. Irwin, Esq.

Enclosures

cc: Alex Friedmann c/o Jeffrey Lowenthal, Esq.

Exhibit A

(see attached)

www.prisonlegalnews.org afriedmann@prisonlegalnews.org

Please Reply To: Direct Dial: 615-495-6568

FISMA & OMB Memorandum M-07-16

November 23, 2016

SENT VIA EMAIL AND U.S. POSTAL MAIL

CoreCivic
Attn: Secretary
10 Burton Hills Boulevard
Nashville, TN 37215

Re: Shareholder Proposal for 2017 Proxy Statement

Dear Secretary:

As a beneficial owner of common stock of CoreCivic, I am submitting the enclosed shareholder resolution for inclusion in the proxy statement for the Company's annual meeting of shareholders in 2017, in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act").

I am the beneficial owner of at least $2,000 in market value of CoreCivic common stock. I have held these securities for more than one year as of the date hereof and will continue to hold at least the requisite number of shares for a resolution through the date of the annual shareholder meeting. I have enclosed a copy of a Proof of Ownership letter from Scottrade.

I or a representative will attend the annual meeting to move the resolution as required.

Please communicate with my counsel, Jeffrey Lowenthal, Esq. of Stroock & Stroock & Lavan LLP, should you need any further information. If CoreCivic will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my counsel of this intention within 14 days of your receipt of this proposal. Mr. Lowenthal may be reached at Stroock & Stroock & Lavan LLP, by telephone at 212-806-5509 or by e-mail at jlowenthal@stroock.com.

Sincerely,



Alex Friedmann

Enclosures



November 23, 2016

Alex Friedmann

FISMA & OMB Memorandum M-07-16

Re: Scottrade Account ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

Scottrade is a brokerage firm registered with FINRA. Through us, Mr. Alex Friedmann, account number ***FISMA & OMB Memorandum M-07-16*** continuously held no less than 191 shares of Corecivic, Inc. common stock (NYSE: CXW), since at least March 25, 2010 to the present date. We in turn hold those shares through Depository Trust Corporation (DTC) in an account under the name of Scottrade for the benefit of Alex Friedmann.

If you have any questions, please contact our branch office directly at 615-340-7740 or toll free at 877-349-1980.

Sincerely,

Christopher Stahl
Branch Manager

RESOLUTION

WHEREAS, in August 2016, the U.S. Department of Justice's Office of the Inspector General (OIG) issued a report that found deficiencies in privately-operated facilities that contract with the Bureau of Prisons (BOP), including facilities operated by the Company.

In comparison with other contract facilities examined by the OIG, prisons operated by the Company had higher average rates of prisoner-on-prisoner assaults, sexual assaults on staff, fights, and suicide attempts and self-mutilation, among other findings.

In comparison to facilities operated by the BOP, the OIG found contract facilities had higher average rates of contraband cell phones, tobacco and weapons; higher rates of prisoner-on-prisoner assaults, prisoner-on-staff assaults and uses of force; and more lockdowns, among other findings.

On August 18, 2016, Deputy Attorney General Sally Q. Yates issued a memo stating the Department of Justice was beginning the process of reducing and ultimately ending its use of contract prisons. She cited the findings of the OIG report, stating contract prisons "do not maintain the same level of safety and security."

Following the release of the memo, the Company's stock price dropped significantly.

These developments demonstrate the importance of carefully monitoring the operational performance of the Company's facilities and keeping shareholders fully informed with respect to such performance.

RESOLVED: That the stockholders of the Company request that the Board of Directors adopt and implement the following provisions, to ensure that stockholders are adequately informed about the Company's performance with respect to its business operations:

1. The Company shall require half of its correctional and detention facilities to undergo an operational audit in 2018 and every second year thereafter, with the remaining half to be audited in 2019 and every second year thereafter. Thus, starting in 2018, all of the Company's correctional and detention facilities shall undergo an operational audit within every two-year period.

2. Such audits shall examine operational benchmarks at the Company's correctional and detention facilities that include, but are not limited to, those examined in the August 2016 OIG report – including rates of violence and use of force incidents, disciplinary and grievance systems, contraband, lockdowns and positive drug tests. However such audits need not include finances/budgetary issues, nor need they include incidents related to sexual abuse or misconduct to the extent such incidents are subject to separate audits under the Prison Rape Elimination Act.

3. The operational audits shall be conducted by a qualified independent organization engaged in the business of conducting operational audits that has no business or financial relationship with the Company (except for payments made to conduct the audits), and that does not employ, or have other business or financial relationships with, any of the Company's executive officers, directors or employees, or any family member of the Company's executive officers or directors.

4. The results of the operational audits, in the form of the final audit reports, shall be made available to the Company's stockholders within 30 days after each final audit report is completed.